NEWS RELEASE
REPLICEL LIFE SCIENCES INC.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Telephone: (604) 248-8730 Fax: (604) 248-8690

RepliCel Provides Default Status Update and Announces Shareholder Approval of Equity Incentive Plan
VANCOUVER, BC – September 27, 2023 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is providing a default status report in accordance with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).
Due to the untimely passing of the Company’s CFO at the time, on August 30, 2023 the Company announced (the “Default Announcement”) that it made an application to the British Columbia Securities Commission (the “BCSC”) to approve a temporary management cease trade order (“MCTO”) on the basis that it would be unable to file its interim financial statements, accompanying management’s discussion and analysis and required certifications for the three and six-month periods ended June 30, 2023 (the “Interim Filings”) on or before the prescribed filing deadline of August 29, 2023 as required by National Instrument 51-102, Continuous Disclosure Obligations and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively. The application was approved by the BCSC on August 29, 2023 and the MCTO was issued by the BCSC on August 30, 2023. The MCTO prohibits trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The MCTO requires the Interim Filings to be filed on or before October 30, 2023.  The Company anticipates that the Interim Filings will be filed on or before October 27, 2023.
The Company is in the process of completing the consolidation of its financial statements.  There have been no material changes to the information contained in the Default Announcement or any other changes required to be disclosed under NP 12-203.
The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the Interim Filings have been filed. The Company confirms it will continue to satisfy the provisions of the alternative information guidelines set out in Sections 9 and 10 of NP 12-203 so long as it remains in default of the requirement to file the Interim Filings.
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The Company also announces that at the Company’s annual general and special shareholder’s meeting held on September 22, 2023, the shareholders approved the Company’s Equity Incentive plan (the “Plan”).  The board of directors approved the Plan on August 28, 2023, subject to regulatory and shareholder approval.
The Plan is a “rolling” stock option plan for stock options, whereby the aggregate number of common shares (the “Shares”) reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted, and a fixed plan of 5,436,230 common shares for performance-based awards of restricted share units, performance share units and deferred share units.
A copy of the Plan was appended to the Company’s management information circular dated August 23, 2023, and is available under the Company’s profile on SEDAR
About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.
RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. MainPointe Pharmaceuticals has an exclusive distribution agreement for the DermaPrecise™ device and consumables in the United States, subject to income. MainPointe is expected to fund the FDA approval process in the United States. Please visit replicel.com for additional information.
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Notable Facts:
•	RepliCel’s three cell therapy products have now been tested in over 100 patients in four countries on three continents.
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RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel’s products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

Please visit www.replicel.com for additional information.

For more information, please contact:
Andrew Schutte, CEO and President
info@replicel.com
Cautionary Statement Regarding Forward-Looking Statements
This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements made in this news release include, but are not limited, to: the Company’s expectation that the Interim Filings will be made by October 27, 2023. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including that: the Company may not be able to file the Interim Filings by October 27, 2023 and any additional risks set out in the Company’s public documents filed on SEDAR at www.sedarplus.ca. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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